

Mail Stop 3561

June 23, 2016

Kobi Altman
Chief Financial Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> Re: **Israel Chemicals Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 001-13742**

Dear Mr. Altman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Lyn Shenk for

     Andrew Mew
     Senior Assistant Chief Accountant
     Office of Transportation and Leisure